Exhibit 99.2

HIGH TIDE INC.

NOTICE OF CHANGE OF STATUS

TO:	British Columbia Securities Commission Ontario Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Government of Yukon Securities Registrar

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland Securities Commission

Northwest Territories Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Nunavut)

Prince Edward Island Securities Office

Financial and Consumer Affairs Authority (Saskatchewan)

RE:	High Tide Inc. (the “Issuer”) – Notice of Change of Status

Notice is herewith provided by the Issuer, pursuant to Section 11.2 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), that the Issuer has ceased to be a “venture issuer”, as defined in NI 51-102, effective June 2, 2021, as a result of the commencement of trading of the Issuer’s common shares on the NASDAQ Capital Market under the trading symbol “HITI”.

DATED this 2nd day of June, 2021.

HIGH TIDE INC.

By:	“Raj Grover”
Raj Grover
Chief Executive Officer and Director